# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IMMERSION CORP, CIK 0001058811
CUSIP: 452521107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, 2999 N. E. 191ST STREET, AVENTURA, Florida (FL), 33180
Date of event which requires filing of this statement: 08/05/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002021477-25-000010
Filed by CIK 0002022157

## Reporting persons
- Irrevocable Larson Family Investment Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 1,776,000; shared voting power 2,000; sole dispositive power 1,776,000; shared dispositive power 2,000; aggregate amount beneficially owned 1,778,000 (5.5% of the class)

## Item 1. Issuer
Name of issuer: IMMERSION CORP
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, 2999 N. E. 191ST STREET, AVENTURA, FLORIDA, 33180.

## Item 2. Person Filing
Name of person filing: The Irrevocable Larson Family Investment Trust
Address of principal business office or, if none, residence:
3608 Lexington Ave.
Dallas, Texas 75205
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Irrevocable Larson Family Investment Trust - 1,670,000 shares
The Irrevocable Larson Family Investment Trust - 1080 call option contracts
Percent of class: 5.49
Sole power to vote or to direct the vote: 1,776,000
Shared power to vote or to direct the vote: 2,000
Sole power to dispose or to direct the disposition: 1,776,000
Shared power to dispose or to direct the disposition: 2,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Irrevocable Larson Family Investment Trust: Grayson Linyard, Attorney In Fact (08/05/2025)
Comment: Incorporating by reference the Power of Attorney attached to SEC Accession No. 0002021477-24-000005